UniFirst Corporation

68 Jonspin Road

Wilmington, Massachusetts 01887-1086

Telephone (978) 658-8888

Facsimile (978) 988-0659

April 27, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Re:	UniFirst Corporation

Form 10-K for Fiscal Year Ended August 30, 2008

Filed November 13, 2008

File No. 000-08504

Dear Mr. Spirgel:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to UniFirst Corporation (“UniFirst”) dated April 13, 2009 (the “Comment Letter”), with respect to UniFirst’s Annual Report on Form 10-K, File Number 000-08504, which was filed with the Commission on November 13, 2008.

Set forth below are UniFirst’s responses to the comments made by the Staff in the Comment Letter. For reference purposes, the Staff’s comments have been reproduced below.

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis

Comment No. 1

We have reviewed your response to comment four in our letter dated March 5, 2009 and believe that you should disclose material earnings per share and revenue targets in connection with annual cash incentive bonuses in future filings. Please disclose these targets in future filings to the extent they become material elements of your executive compensation policies or decisions.

Response to Comment No. 1

UniFirst respectfully submits that the predetermined targets of earnings per share and revenue used by UniFirst to determine annual cash incentive bonuses for its named executive officers need not be disclosed because such goals constitute confidential commercial and financial information the disclosure of which would likely result in substantial competitive harm to UniFirst. Unlike many other companies, the targets used by UniFirst for the past several years have consistently reflected its multi-year competitive strategy. If UniFirst disclosed its historical performance goals relating to earnings per share and revenue, competitors would undoubtedly use such historical disclosure to “reverse engineer” UniFirst’s long-term competitive strategy and thereby determine UniFirst’s likely goals for the current year.

Set forth below are specific examples of the competitive harm which UniFirst would suffer as a result of the disclosure, as well as an analysis of the materiality of UniFirst’s annual cash incentive bonuses to its named executive officers. In addition, we are proposing some additional disclosure which should address your concerns.

Examples of Competitive Harm

UniFirst reiterates the examples of competitive harm that it would likely suffer as a result of the disclosure of earnings per share and revenue goals that it provided in its letter to the Commission dated April 3, 2009. The following are a few additional examples of competitive harm that UniFirst would likely suffer as a result of disclosure of the historical earnings per share and revenue goals used by UniFirst to determine annual cash incentive bonuses.

UniFirst has operated in the intensely competitive industrial uniform business for over 70 years, which is a period considerably longer than most of UniFirst’s current competitors. UniFirst’s long-standing presence in its industry has enabled it to (1) establish strong relationships with customers and (2) develop and implement strategies for operating its business, growing through acquisitions, pricing and utilizing technology and employees in the service of customers. In developing the earnings per share and revenue goals applicable to the annual cash incentive bonuses for UniFirst’s named executive officers, UniFirst has applied its knowledge of, and valuable experience in, the industrial uniform market. UniFirst believes that the information inherent in these goals represents a valuable competitive advantage.

Disclosing earnings per share and revenue goals that are not publicly available would, through reverse engineering, provide existing and potential competitors with UniFirst’s projections about the potential growth of the markets in which UniFirst currently operates or may expand into in the future. Gaining knowledge of UniFirst’s understanding of the potential size of its future revenue would enable competitors to adjust their strategic approach to hiring, spending and marketing, all in an effort to harm UniFirst competitively. To the extent that recent historical revenue growth goals are greater than historical actual revenue growth, other companies would conclude that UniFirst believes that revenue will grow significantly in the current year and may seek to enter certain of or all of UniFirst’s markets to wrest market share away. Such new entrants may be stronger than UniFirst in particular geographic areas or with respect to the provision of certain services, or more familiar to current and potential customers of UniFirst in certain geographic areas. Alternatively, competitors could, through reverse engineering of historical earnings per share and revenue goals, determine that the industrial uniform market does not support what such competitors interpret as UniFirst’s earnings per share and revenue estimates. As a result, competitors could be enticed to pursue new markets that UniFirst is considering in efforts to expand sources of revenue growth. This would result in a “bidding up” of acquisition prices, causing significant competitive harm to UniFirst.

If coupled with a dissemination of historical revenue goals, public disclosure of historical earnings per share would enable UniFirst’s competitors and suppliers to gain valuable insight into UniFirst’s understanding of future pricing and expense trends through reverse engineering of the historical disclosures. Most of UniFirst’s costs of revenues are attributable to only a few variables. There are fewer variables affecting UniFirst’s bottom-line than many other companies. If projected earnings per share growth reverse engineered from historical disclosure is inconsistent with actual earnings per share growth previously experienced or varies in a substantial way from the historical relationship with revenue, competitors and suppliers would glean important industry knowledge. Such information could also improve the bargaining position of UniFirst’s suppliers. Higher supplier costs would make it more difficult for UniFirst to compete effectively with other companies, which could harm UniFirst’s profitability. Information developed by competitors regarding UniFirst’s projected pricing trends would enable competitors to have more information when approaching new customers, including existing customers of UniFirst, which would enhance their efforts to limit UniFirst’s revenue opportunities.

In essence, the earnings per share and revenue targets reflected in the annual cash incentive bonuses represent the distillation of UniFirst’s understanding of the markets in which it currently operates and markets that it may pursue in the future. Public disclosure of such metrics would represent an invitation to competitors to reverse engineer UniFirst’s accumulated know-how and expertise at little to no cost or expense of time. Given the high concentration of UniFirst’s costs in items that are directly tied to pricing and costs of expansion (i.e., relating to acquisitions of businesses), such reverse engineering is not speculative.

Materiality Analysis

UniFirst respectfully submits that its existing disclosure regarding annual cash incentive bonuses paid to UniFirst’s named executive officers satisfies the obligation to provide material information that is necessary to understand UniFirst’s compensation policies. Instruction number 1 to Item 402(b) of Regulation S-K states that the purpose of the Compensation Discussion and Analysis is “to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” In addition, Item 402(b)(1) of Regulation S-K states that the “discussion shall explain all material elements of the registrant’s compensation of the named executive officers.”

In its Proxy Statement filed with the Commission on December 9, 2008 (the “Proxy Statement”), UniFirst set forth the specific components for the calculation of the annual cash inventive bonus, which are corporate revenue, earnings per share and customer retention. UniFirst stated the percentage of base salary that a named executive officer has the ability to earn based on the attainment of corporate revenue, earnings per share and customer retention. UniFirst described when the corporate performance targets are set and when corporate performance relative to the targets is measured and the nature of the targets. For example, UniFirst disclosed that revenue targets are set at the beginning of the fiscal year and that at the end of the fiscal year, UniFirst compares actual revenues for the fiscal year to target revenues and actual revenues for the fiscal year to revenues for the prior fiscal year. Furthermore, UniFirst stated the relative difficulty involved in the achievement of the predetermined goals. For example, UniFirst stated: “Overall, the minimum revenue, earnings per share and customer retention targets under our bonus plan were set at levels that we believed to be achievable with strong performance by our executives.” Finally, UniFirst disclosed the amount of the annual cash incentive bonus earned by each named executive officer.

The annual cash incentive bonuses that were paid to UniFirst’s named executive officers in fiscal 2008 and in other recent years represented only one component of total compensation earned by the named executive officers. The other components, including annual base salary, option grants, pension plan and matching 401(k) contributions, were disclosed in the Proxy Statement. As indicated in the summary compensation table in the Proxy Statement, the amount of annual cash incentive bonus paid to each named executive officer in fiscal 2008 ranged from 15% to 17% of each named executive officer’s fiscal 2008 total compensation.

In addition, UniFirst believes the annual cash incentive bonuses paid to UniFirst’s named executive officers in fiscal 2008 in respect of the achievement of performance goals are not, individually or the in the aggregate, material to shareholders evaluating UniFirst’s financial condition and results of operation. UniFirst’s revenues in fiscal 2008 were over $1.02 billion, and total expenses were over $914 million. The amount of annual cash incentive bonuses paid to UniFirst’s named executive officers in fiscal 2008 totaled less than $450,000. Furthermore, the amount of UniFirst’s annual cash incentive bonuses have historically been less or substantially less than those paid by UniFirst’s competitors.

UniFirst also respectfully submits that the range from the high and low annual cash incentive bonuses a named executive officer may receive based on the earnings per share and revenue targets is not material. Therefore, disclosure of the earnings per share and revenue goals is not material to an understanding of UniFirst’s annual cash incentive bonuses paid to its named executive officers.

Proposed Additional Disclosure

While UniFirst respectfully submits that its existing disclosure is adequate, in future filings UniFirst would also include disclosure regarding the aggregate annual cash incentive bonuses paid to the named executive officers for each of the previous five years as a percentage of their total base salaries (in addition to the disclosure UniFirst currently provides of such percentages for the most recently completed fiscal year).

In conclusion, UniFirst respectfully submits that the disclosure of earnings per share and revenue corporate performance goals used to determine annual cash incentive bonuses would likely cause it substantial competitive harm and that such goals are not material to an understanding of UniFirst’s compensation practices or to its results of operation.

Other Matters

In responding to the Staff’s comments, we acknowledge that:

•	UniFirst is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and
•	UniFirst may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888.

Very truly yours,

/s/ Steven S. Sintros

Steven S. Sintros,

Vice President and Chief Financial Officer